

April 23, 2013

Via E-mail
Pierre Vareille
Chief Executive Officer
Constellium Holdco B.V.
Tupolevlaan 41-61
1119NW Schiphol-Rijk
The Netherlands

> **Re:**   **Constellium Holdco B.V.**
> **Confidential Draft Amendment No.3 to Registration Statement on Form F-1**
> **Submitted April 16, 2013**
> **File No. 377-00059**

Dear Mr. Vareille:

We have reviewed your confidential draft amended registration statement and have the following comments.

Recent Developments, page 14

1.   You present Management Adjusted EBITDA and Adjusted EBITDA for the last twelve months ended March 31, 2013. In a similar manner to your reconciliations for the three months ended March 31, 2013, please reconcile these non-GAAP financial measures to the corresponding GAAP financial measure.

2.   You currently anticipate issuing preference shares to your existing Class A and Class B1 shareholders. Please expand your disclosures to explain how you will determine how many preference shares each Class A and B1 shareholder will receive, including if they will receive a pro-rata number of shares based on their current ownership. Please clarify if any preferential treatment will be given to any of the shareholders in determining the number of preference shares they will receive. Please also clearly disclose the significant terms of these preference shares in your recent developments section.

3.   Please clarify, if true, that you anticipate paying a distribution of 147 million Euros to Class A preference shareholders throughout your filing rather than just referring to Class A shareholders. In this regard, we note the disclosures on page 140 which indicate that only preference shareholders will receive the additional distribution of 147 million Euros.

Selling Shareholder Private Sale, page 15

4.   Please tell us the percentage of Class A ordinary shares that you expect will be sold by Apollo and Rio Tinto to FSI as part of the selling shareholder private sale.

5.   Please tell us what consideration you have given to filing the share purchase agreement as an exhibit to the registration statement. In addition, please clarify whether FSI will sell shares in the offering. We note that you have included FSI in the "Principal and Selling Shareholders" table, but since you have not yet disclosed the number of shares being offered in this offering, it is unclear to us whether FSI will offer shares, or whether it is in the table because it is a 10% shareholder prior to the offering.

Dividend Policy, page 47

6.   You disclose on page F-31 that the Class A, B1, and B2 shares have equal rights to profit allocation and dividends. In this regard, please disclose why the distribution of 103 million Euros was only made to holders of Class A and B1 ordinary shares. In addition, your disclosures on page 140 indicate that only Class A preference shareholders will receive the additional planned 147 million Euros distribution. It appears that only holders of Class A and B1 ordinary shares will receive preference shares and correspondingly the 147 million Euros distribution.

Capitalization, page 48

7.   It is not clear why the preference shares in your capitalization table are presented with cash and cash equivalents rather than with your other equity accounts to arrive at total deficit. Please advise or revise as necessary.

8.   Based on the description above your capitalization table, it does not appear that you intend to present the 147 million Euros planned distribution discussed on page 47. Please revise to include this distribution.

9.   Please disclose whether the proceeds of the New Term Loan obtained in the March 25, 2013 financing were used to pay the 103 million Euros distribution.

Dilution, page 50

10.   With a view towards disclosure, please tell us whether the preference shares you intend to distribute to your existing Class A and Class B1 shareholders will have a dilutive impact to the investors' interest in the IPO. In this regard we note your disclosure on page 15 under "Recent Developments."

Selected Financial Information, page 54

11.   There appears to be a typographical error in note (1) to the table presented on page 55. It appears that net trade working capital is determined by subtracting the current portion of trade payables and other rather than trade receivables and other. Please revise as necessary.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 79

Cash Flows, page 80

Net Cash from Operating Activities, page 80

12.   We note your response to comment six in our letter dated April 8, 2013. Please expand your disclosures to explain how you calculate net working capital days as well as how this measure helps readers evaluate your financial statements.

Financial Statements

Notes to the Financial Statements

Note 3. Acquisition of Rio Tinto Engineered Aluminum Products Entities, page F-22

13.   We note your response to comment nine in our letter dated April 8, 2013. The vast majority of the difference in fair value from December 31, 2010 to January 4, 2011 appears to be attributable to the impact of the difference in discount rates used. You note that a different discount rate was applied by the Successor as part of the purchase price allocation to reflect a greater cost of capital attributable as a stand-alone rather than that which was attributed to the Predecessor as a group of entities managed by a large conglomerate. Please help us better understand how you determined the appropriate discount rate to use as of December 31, 2010 pursuant to IAS 36.55 through 57 and IAS 36.A15 through A21. It appears that this guidance suggests that the discount rate used should reflect the risks specific to the assets or cash-generating units being evaluated. It is not clear why there would be a significant difference in the discount rates used based on whether the company was a stand-alone entity or managed by a large conglomerate. In this regard, IAS 36.A17 indicates that an entity can use their weighted average cost of capital as a starting point; however, IAS 36.A18 indicates that this rate should be adjusted for specific risks related to the asset's estimated cash flows. Please advise.

14.   Please tell us what the amount of the impairment loss would have been for the year ended December 31, 2010 if you had used the same discount rates as were used as part of the purchase price allocation on January 4, 2011.

15.   You used discount rates of 17% to 18.5% as of January 4, 2011 whereas such rates in the predecessor period were 11.5% to 14%. It appears that the discount rates of 17% to 18.5% were used in the discounted cash flow analysis performed to determine economic obsolescence when applying the depreciated replacement cost method as of January 4, 2011. It is not clear how you applied the discount rates of 11.5% to 14% in your December 31, 2011 analysis pursuant to IAS 36. For example, please clarify if these were the rates used to determine the total business enterprise value of 1.2 billion Euros which was assigned to each cash-generating unit and then adjusted for the pension liability, debt facility, and estimated working capital adjustment.

Note 12. Earnings Per Share, page F-30

16.   We note your response to comment 13 in our letter dated April 8, 2013. We continue to have difficulty understanding how you determined Class B2 shares are ordinary shares versus potential ordinary shares pursuant to IAS 33.5 through 7. Given that Class B2 shares are subject to vesting, please provide us with a comprehensive explanation as to how you determined these are ordinary shares and are not participating securities pursuant to IAS 33.A13 and A14.

Note 18. Share Capital, page F-39

17.   We note your response to comment 14 in our letter dated April 8, 2013. Please expand your disclosures to clearly explain the differences between Class B1 and B2 shares in your disclosures. For example, you should clarify if the only difference is the vesting terms associated with Class B2 shares as well as if only Class B2 shares are issued under the share equity plan.

Note 32. Subsequent Events, page F-63

18.   We note your response to comment 18 in our letter dated April 8, 2013. In the fourth quarter and up to the 2012 financial statement issuance date, you assessed the potential impact of the disposal process on the carrying amount of the assets related to the Ham and Saint-Florentin sites and determined that the recoverable amount was not less than the carrying value. It is not clear what consideration you gave to the binding offer received in March 2013 and whether this offer was before or after the 2012 financial statement issuance date. Based on the terms of the offer, please tell us what consideration you gave as to whether the carrying amounts of the assets are recoverable. If the recoverable amounts based on this offer were less than the carrying amounts, please tell us the amount of the difference.

Note 33. Pro Forma Information (Unaudited), page F-63

19.   We note your response to comment eight in our letter dated April 8, 2013. Prior to the completion of this offering, you will issue preference shares. Please also reflect the

issuance of the preference shares in your pro forma statement of financial position and in your determination of pro forma per share data. In this regard, your disclosures on page 140 indicate that these preference shares will be participating securities pursuant to IAS 33.A13 and A14

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Andrew J. Nussbaum, Esq.
Karessa L. Cain, Esq.
Alison Zieske, Esq.
Wachtell, Lipton, Rosen & Katz